October 31, 2024

Sean D. Goodman
Executive VP, International Operations, CFO and Treasurer
AMC Entertainment Holdings, Inc.
One AMC Way, 11500 Ash Street
Leawood, KS 66211

       Re: AMC Entertainment Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Item 2.02 Form 8-K filed August 2, 2024
           Response dated October 9, 2024
           File No. 001-33892
Dear Sean D. Goodman:

       We have reviewed your October 9, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 25, 2024 letter.

Item 2.02 Form 8-K filed August 2, 2024
Exhibit 99.1
Reconciliation of Contribution Margin Per Patron

1. We read your response to prior comment 2. Please respond to address the following:
           Please disclose in greater detail the reasons why you believe the presentation of contribution margin and contribution margin per patron provides useful information to investors and additional purposes for which management uses
         these non-GAAP measures. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation
         S-K.
           Please tell us in greater detail with quantification the types of operating expenses that are included in the "operating expense, excluding depreciation and amortization expense, cost of revenues" line item.
 October 31, 2024
Page 2

             Please tell us why you believe "rent, cost of revenues" and "operating expense, excluding depreciation and amortization expense, cost of revenues" do not represent normal, recurring, cash operating expenses necessary to operate your business and your consideration of Question 100.01 of the Non-GAAP Financial
           Measures Compliance and Disclosure Interpretations in determining the appropriateness of these adjustments.

       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 if you
have questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services